IVY DISTRIBUTORS, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

(In thousands)

Total stockholder's equity per balance sheet	$	24,033
Additions to capital – deferred tax adjustment		1,742
Total stockholder's equity for computation of net capital		25,775
Nonallowable assets:		
Receivables from affiliates		265
Fixed assets		2,829
Other assets		9,326
Total nonallowable assets		12,420
Haircuts on securities		460
Net capital		12,895
Computation of basic net capital requirement Rule 15c3-1		
Net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $25)		2,152
Excess of net capital over minimum net capital requirement	$	10,743
Aggregate indebtedness	$	32,280
Ratio aggregate indebtedness to net capital		2.50

There were no material differences between the amounts presented above and the amounts presented in the
  Company's unaudited December 31, 2016, FOCUS Part IIA filed on January 26, 2017.

See accompanying report of independent registered public accounting firm.